Exhibit 99.1

SILVERCORP METALS INC. (“the Company”)

REPORT OF VOTING RESULTS

This report is filed pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations and relates to the results of voting at the annual general and special meeting of the Company held on October 2, 2026.

Item Voted Upon	Voting Results
Election of Directors	All nominees proposed by management were elected to serve as directors until the Company’s next annual general meeting by requisite majority. Details of the voting were as follows:

		Votes For		Withheld
	Director	Number	Percentage	Number	Percentage
	Dr. Rui Feng	99,650,180	98.86%	1,145,865	1.14%
	Paul Simpson	84,431,116	83.76%	16,364,929	16.24%
	Yikang Liu	89,143,361	88.44%	11,652,683	11.56%
	Marina Katusa	89,193,578	88.49%	11,602,466	11.51%
	Ken Robertson	89,620,059	88.91%	11,175,986	11.09%
	Helen Cai	89,637,726	88.93%	11,158,319	11.07%
Appointment of Deloitte LLP as auditors of the Company and authorizing directors to fix their remuneration	Resolution passed by requisite majority. Details of the voting were as follows: Total shares voted in favour: 122,757,735 (99.67%) Total shares withheld: 404,738 (0.33%)
Amendment of the Company’s Articles	Resolution passed by requisite majority. Details of the voting were as follows: Total shares voted in favour: 96,389,543 (95.74%) Total shares voted against: 4,287,268 (4.26%)
Amended and Restated Share Based Compensation Plan	Resolution passed by requisite majority. Details of the voting were as follows: Total shares voted in favour: 85,182,202 (84.51%) Total shares voted against: 15,613,836 (15.49%)

DATED October 2, 2026

SILVERCORP METALS INC.

By:	“Jonathan Hoyles”
Jonathan Hoyles
General Counsel and Corporate Secretary